FORM 1-SA FINANCIAL STATEMENTS

TERAPHYSICS CORPORATION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND FOR THE SIX-MONTH PERIODS ENDING JUNE 30, 2016 AND 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited financial statements and related notes appearing at the end of this semiannual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our 1A Offering Circular and elsewhere in this document.

Since our incorporation in 2004, we have been engaged primarily in the reinvention and miniaturization of high frequency vacuum electronic devices (VEDs) and the raising of funds from government agencies and investors to support those efforts. We are considered to be a developmental stage company, since we are devoting substantially all of our efforts to establish our technology and business relationships, and planned principal operations have not commenced. We successfully tested VED prototypes in October 2014 and since then have continued the advancement of VED technology through R & D efforts and additional developmental contracts with several U.S. governmental agencies.

Our cash inflow since inception has been $20,825,500 from two primary sources:

• Government Agency Contracts $ 6,010,500

• Independent Investors $ 14,815,000

• Total: $20,825,500

Operating Results & Trend Information

We have not generated commercial revenues to date and do not anticipate doing so until mid-2018 (our original estimate was late 2017); as anticipated funding has been delayed by approximately one year.  Over the past several years we have developed breakthrough wireless technology that operates at high millimeter wave (mmw) frequencies generating power levels not previously attainable by other wireless technologies.  The industry recently recognized the potential for mmw devices to meet 5G data transmission requirements expected to come on stream in 2020 and beyond.  5G standards will not be promulgated until 2019 allowing the Company sufficient time for commercialization.

Next Generation Mobile Networks Alliance (NGMN) published a 5G roadmap for the launch of first commercial systems in 2020. At the same time, it defined a reasonable period for all of the industry to carry out the required activities (such as standardization, testing, trials) ensuring availability of mature technology solutions for the operators and attractive services for the customers at launch date. The key milestones are:

-

Detailed requirements ready end of 2016

-

Initial system design in 2018

-

Trials start in 2019

-

Standards ready end of 2019

-

First commercial systems ready in 2020

Future Growth Plan

As bandwidth requirements continue to grow exponentially a massive densification of "micro cells" is underway in wireless backhaul to increase data transmission capacities between the fiber optic Internet backbone and smart device users. This space is readily adaptable to the implementation of our high bandwidth mmw technology to substantially enhance spectrum reuse:

To gain industry acceptance of our transformational technology we will construct a prototype high mmw frequency data transmission backhaul system to demonstrate our high data transmission capabilities.  This initial phase of commercialization will require the construction of a pilot manufacturing facility that we plan on bringing on stream in late-2017 to begin demonstrations in the first half of 2018.

On July 2, 2015 we initiated a new $750,000 contract with the Air Force Research Laboratory (AFRL) that will run until October 2, 2017. This contract resulted in $170,799 in revenue during 2015, $329,518 in revenue during the first six-month period ended June 30, 2016 and we predict revenue for 2016 will be approximately $500,000. n January 2016 we were selected by DARPA for a $1.57 million, four-year award from the INVEST program which began in April 2016. Revenues recognized through June 30, 2016 are $17,794 for this program.  Both of these contracts support the development of technology that parallels our interest in commercial telecommunications.

Liquidity and Capital Resources

As of June 30, 2016, we had cash of $436,841 and current assets of $841,071.  At that date we had liabilities totaling $5,056,142, with almost 95% payable to:

•

Founders and key employees deferred compensation                 -      $2,281,959

•

A law firm and patent counsel

 -      $1,044,516

•

Professional service firms

 -      $302,513

•

Individuals

 -      $847,338

•

Affiliates

 -      $327,666

The majority of the above individuals and organizations have agreed to forgo payment of obligations due to them until the Company experiences a monetization event in excess of $50 million. The Company intends to settle all or a portion of these obligations from proceeds of that monetization event or the hypothecation of 1 million shares of Teraphysics Founder common shares at market price that have been reserved for this purpose.  We do not intend to pay any of these obligations from the proceeds from this offering, except for $280,053 in promissory notes to individuals.

Plan of Operations

For the immediate twelve months following the contemplated equity funding reflected in this offering circular, the Company will undertake the first phase of its commercialization plan to build a micro backhaul system, equip a test laboratory.  This can be achieved from attaining the minimum offering amount reflected in this offering circular.  The remainder of the proceeds beyond the minimum will be utilized in following years to develop a pilot plant, acquire production capacity, inaugural steps in developing our stratospheric technology platform, and the enhancement of our intellectual property in the higher frequency millimeter wave wireless transmission frequencies.

A major focus and goal of our strategy will be the inclusion in 2019 of our unique mmw technology in the 5G standards that will be established and promulgated in accordance with the roadmap established at the March 2015 Barcelona Mobile World Congress.  Management anticipates that proceeds from this offering will satisfy cash requirements over the next six months to implement the above plan of operations.

The Company has also engaged an experienced consultant, with a long and successful career in the communications industry, to develop a global wireless strategy to maximize the commercial and enterprise values of the Company’s unique high frequency wireless technology.  In order to identify a global leader of this consultants’ caliber the Company engaged a top tier executive search firm.  The Company has paid this executive search firm a fee of 362,500 in shares of its common stock for completing this successful engagement.  The Company has further engaged this executive search firm on a pay for services basis to identify and recruit world class directors that will add stature to its board of directors as it implements its commercialization plan through the use of proceeds from its planned Reg A+ offering as a means to an initial public offering (IPO) on the NASDAQ Exchange sometime in the next 18-24 months following the closing of the offering.

TERAPHYSICS CORPORATION

BALANCE SHEETS (UNAUDITED)

As of June 30, 2016 and December 31, 2015

	2016	2015
ASSETS
Current Assets:
Cash and cash equivalents	$ 436,841	$ 14,937
Accounts receivable - government contracts	66,341	11,791
Accrued interest receivable	41,300	35,400
Employee advances	188,417	-
Deferred offering costs	95,707	-
Prepaid expenses	12,465	55,391
Total Current Assets	841,071	117,519

Property and Equipment
Property and equipment, at cost	30,343	30,343
Less: Accumulated depreciation	(30,343)	(30,343)
Total Property and Equipment	-	-

Other Assets:
Note receivable from affiliate	403,902	246,005
Total Other Assets	403,902	246,005

TOTAL ASSETS	$ 1,244,973	$ 363,524

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$ 1,188,742	$ 1,146,740
Accrued payroll	21,976	17,656
Accrued expenses	85,090	64,487
Notes payable - current portion	301,571	257,290
Total Current Liabilities	1,597,379	1,486,173
Long-Term Liabilities:
Notes payable - net of current portion	3,458,763	3,138,936
Total Liabilities	5,056,142	4,625,109

Stockholders' Equity (Deficiency):
Series A convertible preferred stock; $0.0001 par, 5,000,000 shares authorized, 213,000 and 518,000 shares issued and
outstanding at June 30, 2016 and December 31, 2015,
respectively. Convertible into two shares of common stock.	99	129
Common stock, $0.0001 par, 95,000,000 shares authorized,
63,449,648 and 61,415,898 shares issued and outstanding
at June 30, 2016 and December 31, 2015, respectively.	6,174	5,971

Additional paid-in capital	16,937,621	15,656,544
Note receivable for capital contribution in exchange for stock	(590,000)	(590,000)
Accumulated deficit	(19,822,563)	(18,991,729)
	(3,468,669)	(3,919,085)
Less: Treasury stock - 336,500 shares as of June 30, 2016 and
December 31, 2015, at cost	(342,500)	(342,500)
Total Stockholders' Equity (Deficiency)	(3,811,169)	(4,261,585)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 1,244,973	$ 363,524

TERAPHYSICS CORPORATION

STATEMENT OF OPERATIONS (UNAUDITED)

As of June 30, 2016 and December 31, 2015

	2016	2015

Government grant revenue	$ 329,518	$ 22,500
Technology royalties - related party	52,294	12,341
Net revenues	381,812	34,841
Cost of net revenues	-	-
Gross Profit (Loss)	381,812	34,841

Operating Expenses:
General & administrative	885,502	565,830
Research & development	282,456	180,471
Marketing	4,760	30,338
Total Operating Expenses	1,172,718	776,639

Loss from operations	(790,906)	(741,798)

Other Income (Expense)
Management fee income	24,000	24,000
Interest income	5,900	5,900
Interest income - related party	6,635	1,041
Interest expense	(76,463)	(50,027)
Total Other Income (Expense)	(39,928)	(19,086)

Provision for Income Taxes	-	-

Net Loss	$ (830,834)	$ (760,884)

Weighted average common shares outstanding
-Basic and Diluted	62,343,148	59,342,583
Net loss per common share
-Basic and Diluted	$ (0.01)	$ (0.01)

TERAPHYSICS CORPORATION

STATEMENT OF CASH FLOWS (UNAUDTED)

For the six months ended June 30, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities
Net Loss	$ (830,834)	$ (760,884)
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation and amortization	-	5,455
Deferred Compensation	184,755	324,015
Services paid in common stock	372,750	-
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(54,550)	37,497
(Increase)/Decrease in prepaid expenses	42,926	(19,640)
(Increase)/Decrease in employee advances	(188,417)	-
(Increase)/Decrease in deferred offering costs	(95,707)	-
(Increase)/Decrease in accrued interest receivable	(5,900)	(5,900)
Increase/(Decrease) in accounts payable	42,002	67,367
Increase/(Decrease) in accrued expenses	24,925	(1,494)
Increase/(Decrease) in accrued interest on notes payable	74,876	46,501
Net Cash Used In Operating Activities	(433,174)	(307,083)

Cash Flows From Investing Activities
Issuance of note receivable from affiliate	(157,898)	(150,418)
Net Cash Used In Investing Activities	(157,898)	(150,418)

Cash Flows From Financing Activities
Proceeds from issuance of common stock	851,000	407,000
Net repayments on notes payable	(10,524)	(53,580)
Proceeds from issuance of notes payable	65,000	29,000
Proceeds from shareholder loan	50,000	-
Proceeds from warrants exercised	37,500	-
Proceeds from stock options exercised	20,000	-
Principal payments on note payable for auto loan	-	(2,083)
Repurchase of common stock to treasury stock	-	(11,500)
Net Cash Provided By Financing Activities	1,012,976	368,837

Net Change In Cash	421,904	(88,664)

Cash at Beginning of Period	14,937	112,827
Cash at End of Period	$ 436,841	$ 24,163

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	1,586	3,879

Supplemental Disclosure of Non-Cash Financing Activities
Compensation earned and expensed, paid by note payable	184,755	324,015
Services paid through issuance of common stock	372,750	-

TERAPHYSICS CORPORATION

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2016 and December 31, 2015 and for the six-month period ended June 30, 2016

NOTE 1:  NATURE OF OPERATIONS

Teraphysics Corporation (the “Company”), formerly Teravac Corporation, was incorporated on November 16, 2004 under the laws of the State of Delaware and is licensed to do business in the State of Ohio, where its principal offices are located.  The Company is developing high frequency amplifiers to enable Terahertz (THz) and millimeter wave (mmw) devices in order to bring them to commercial viability for implementation in the Communications, Aerospace, Food Safety, Medical, Pharmaceutical, Security, Solar, Energy and Automotive markets.

As of June 30, 2016, the Company has not commenced commercialization activities.  Since inception, the Company has devoted substantially all of its efforts to research and development of a unique and powerful high frequency amplifier.  Once the Company commences planned principal operations of producing and selling its products, it will incur significant additional expenses in conjunction with producing and selling products commercially.  The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably produce and sell its products.

NOTE 2:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has experienced negative cash flows from operations and net losses since inception, including a net loss of $830,834 for the six-month period that ended June 30, 2016, and an accumulated deficit of $19,822,563 as of June 30, 2016, and has not yet realized any commercial revenues from the sale of its products.  The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to raise additional capital to finance its operations. The Company’s failure to raise capital could have a negative impact on the financial condition and the ability to pursue certain business strategies.

The Company is seeking funding through interim financing, which could be a combination of equity and/or loan funds. In the event the Company does not complete its interim funding, it may seek additional funding through private financings. No assurance can be given that the Company will be successful in these efforts, as the Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

NOTE 3:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).  All of the Company's operations are considered one operating segment.  In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

Related Party Transactions

The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended December 31, 2015 included in the Form 1-A filing with the Securities and Exchange Commission (SEC). Except as noted below, there have been no changes to the Company’s significant accounting policies as discussed in the Form 1-A filing.

Technology Royalties

The Company has a royalty arrangement for an unrelated technology with Genvac AeroSpace, Inc., a related party under common control.  The Company receives a percentage of its gross revenues on a monthly basis which expires on December 31, 2026 and is automatically renewable for two year terms until the agreement is otherwise terminated in accordance with the terms of the agreement.  The Company recognized royalty fee income in the amount of $52,294 and $12,341 during the six-month periods ended June 30, 2016 and 2015, respectively.

Government Grant Revenue

The Company has been awarded certain federally funded research grants through DARPA and the United States Air Force.  The Company has recognized revenue of $329,518 and $22,500 related to these grants during the six-month periods ended June 30, 2016 and 2015, respectively.  The direct expenses associated with these grants were charged to research and development expenses as no products or services were produced under these arrangements, and amounted to $213,307 and $12,671 for the six-month periods ended June 30, 2016 and 2015, respectively.

Research and Development

Research and development costs are expensed as incurred.  Total expense related to research and development was $282,456 and $180,471 for the six-month periods ended June 30, 2016 and 2015, respectively.

Marketing Costs

The Company participates in various advertising and marketing programs.  All costs related to marketing and advertising the Company are expensed in the period incurred.  Marketing costs charged to operations were $4,760 and $30,338, for the six-month periods ended June 30, 2016 and 2015, respectively.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.  $95,707 and $0 of offering costs were capitalized to the balance sheet as of June 30, 2016 and December 31, 2015, respectively.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture.  The Company presents basic and diluted net earnings or loss per share.  Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period.  Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following items on the basis of common shares upon full conversion reflected below:

	June 30, 2016	December 31, 2015
Preferred Stock	426,000	1,036,000
Stock Options	2,678,000	2,778,000
Common Stock Warrants	1,321,000	1,356,000
	4,425,000	5,170,000

As all potentially dilutive securities are anti-dilutive, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 4:  NOTES PAYABLE

Notes payable as of June 30, 2016 and December 31, 2015, respectively, are as follows:

	Current Portion June 30, 2016	Total Obligation June 30, 2016	Total Obligation December 31, 2015
* Unsecured notes payable to employees for unpaid compensation, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at prime plus 1.0% (4.5%) of $176,101 and $134,954 as of June 30, 2016 and December 31, 2015, respectively. These notes can be repaid early with no penalty.	$ -	$ 2,281,957	$ 2,056,054
* Unsecured notes payable to related party legal firm for unpaid legal fees, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at prime plus 1.0% (4.5% as of June 30, 2016 and December 31, 2015). These loans can be repaid early with no penalty. Includes accrued interest of $72,820 and $65,615 as of June 30, 2016 and December 31, 2015, respectively.	-	393,053	385,848
* Unsecured note payable to related party, GenVac Holdings, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at 6% of $108,565 and $103,303 as of June 30, 2016 and December 31, 2015, respectively.	-	281,611	276,349
* Unsecured note payable to related party, GenVac Holdings, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at 6% of $54,692 and $51,046 as of June 30, 2016 and December 31, 2015, respectively.	-	176,229	172,583
* Unsecured note payable to FH Partners, guaranteed by related parties, due upon presentation, including accrued interest at 6% of $23,929 and $19,794 as of June 30, 2016 and December 31, 2015, respectively.	159,008	159,008	154,953
* Unsecured note payable to a shareholder due and renewable every 90 days with interest at 6% payable quarterly. This loan included provisions which required the Company to award 25,000 warrants for common stock (see Note 6) each quarter through 11/30/2012.	50,000	50,000	50,000
* Unsecured note payable to a shareholder, due six months after IPO or qualifying financing of greater than $50,000,000, including accrued interest at 6% of $15,632 and $14,792 as of June 30, 2016 and December 31, 2015, respectively.	-	45,860	45,020
*Unsecured note payable to related party, GanzCorp, the note is past its maturity and due upon presentation, including accrued interest at 6% of $17,563 and $16,813 as of June 30, 2016 and December 31, 2015, respectively. The note is secured by a patent security agreement which includes two patents held by the Company.	42,563	42,563	41,813
*Unsecured note payable to shareholder (related party), issued February 2016, due January 21, 2017, 12% interest rate.	50,000	50,000
Unsecured promissory notes payable to ten investors for $25,000 principal each and one investor for $15,000 principal issued in October 2015 – March 2016, including accrued interest of $15,053 and $3,082 as of June 30, 2016 and December 31, 2015 at interest rate of 10% per annum. The notes mature two years from each issuance in October 2017 to March 2018. Each $25,000 note included a common stock warrant for 25,000 shares of common stock at a $1.00 per share exercise price exercisable at the maturity date of the notes, as further discussed in Note 6.	-	280,053	203,082
* Unsecured note payable to a related party (Officer of the Company) issued April 2015 for $15,000 bearing interest at 5.25%. After principal payments in 2015, principal balance was $9,500 and accrued interest $1,024, both as of December 31, 2015. The note was paid in 2016.	-	-	10,524
	$ 301,571	3,760,334	3,396,226
Less: current portion		301,571	257,290
Long-term portion of notes payable		3,458,763	3,138,936
* - denotes related party

$3,178,710 of the long-term notes payable are due six months following an initial public offering by the Company, or another monetization event providing proceeds in excess of $50,000,000.  Accordingly, these notes have been included in the following schedule of future maturities to June 30, 2018, which is the Company’s best estimate of when a qualifying event will cause these notes to come due.  The following schedule presents the notes payable by maturity year as of June 30:

June 30, 2017	$ 301,571
June 30, 2018	3,458,763
Total	$ 3,760,334

NOTE 5:  STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $0.0001 par preferred stock.  The Company authorized the issuance of 1,500,000 shares of $0.0001 par preferred stock, designed at Series A Preferred Stock, at $1.00 per share to shareholders of record as of February 1, 2014.  Each preferred share has the option to convert into two common shares at any time.  During the year ended December 31, 2014, the company received proceeds of $1,288,000 from the sale of 1,288,000 shares of Preferred Stock under this arrangement.  During the year ended December 31, 2015, 770,000 of those preferred shares were converted to 1,540,000 of common shares.  During the period ended June 30, 2016, and 305,000 of those preferred shares were converted to 610,000 of common shares.

Common Stock

The Company is authorized to issue 95,000,000 shares of common stock at $0.0001 par value.  As of June 30, 2016 and December 31, 2015, 63,449,648 and 61,415,898 shares of common stock are outstanding, respectively.

Common Stock Issuances for the Six-Months Ended June 30, 2016

The Company issued 851,000 shares of $0.0001 per common stock during the six-month period ended June 30, 2016, at $1.00 a share providing proceeds of $851,000.  A common stock warrant for 75,000 share of common stock was exercised at $0.50 a share, providing proceeds of $37,500.  In addition, a common stock option was exercised for 100,000 shares of common stock at $0.20 a share, providing proceeds of $20,000, and 305,000 shares of preferred stock were converted to 610,000 common shares on a 2 for 1 basis.  362,500 common shares were paid for recruiting services and 10,250 for consulting services during the six-month period that ended June 30, 2016.  25,000 shares were issued to a note investor without additional capital investment.

Common Stock Issuances for the Year Ended December 31, 2015

The Company issued 955,950 shares of $0.0001 par common stock during the year ended December 31, 2015 at prices ranging from $0.23 per share to $2.00 per share (weighted average of $0.61 per share), providing proceeds of $587,000.  A common stock warrant for 200,000 shares of common stock was exercised at its exercise price of $0.01 per share, providing proceeds of $2,000.  Eight holders of cashless common stock warrants exercised their common stock warrants resulting in the cashless issuance of 80,000 shares of common stock without proceeds.  1,540,000 shares of common stock were issued during 2015 in the conversion of preferred stock, as discussed in the following paragraph.

Stock Reservations

The Company has reserved 6,000,000 shares of its common stock pursuant to the 2005 Stock Plan, of which 1,762,000 were available for issuance as of each June 30, 2016 and December 31, 2015.

Capital Contribution Receivable

During 2012, two notes receivable totaling $590,000 were exchanged for the exercise of stock options from two shareholders.  One note for $500,000 was exchanged for 500,000 shares of common stock and the other for $90,000 in exchange for 750,000 shares of common stock.  These notes bear interest at 2% per annum and are secured by the shareholders’ common shares.  These notes are due upon sale of the shares as specified in the agreement with the shareholders.  The notes are secured by the shares issued in exchange for the respective notes.  The principal of these notes remain outstanding as capital contributions receivable (a contra equity account) as the proceeds have not yet been funded by the stockholders as of the issuance date of these financial statements, in accordance with the asset recognition criteria for capital contributions under FASB ASC 505-10-45-2.  Accrued interest receivable of $41,300 and $35,400 were accrued and receivable as of June 30, 2016 and December 31, 2015, respectively.

Treasury Stock

The Company is authorized to repurchase shares at its discretion from shareholders.  For the six-month period ended June 30, 2016, the Company did not repurchase any of its own shares.  During the year ended December 31, 2015, the Company repurchased 11,500 shares, from a related party officer and director of the Company at $1.00 per share.  These shares are presented in the balance sheets as treasury stock.

NOTE 6:  SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the Teravac Corporation 2005 Stock Incentive Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.  Under the Plan, the number of shares available to be granted during the life of the plan is 6,000,000 shares.  The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant, and the maximum term of an option is ten years.  The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.  Stock options comprise all of the awards granted since the Plan’s inception.  Shares available for grant under the Plan amounted to 1,762,000 as of each June 30, 2016 and December 31, 2015.  As of June 30, 2016 and December 31, 2015, 2,678,000 and 2,778,000 of outstanding stock options have vested, respectively.  There are no unvested stock options outstanding at either period end.  Since the Plan’s adoption, a total of 5,720,000 stock options have been awarded to employees and non-employee directors and consultants.  These options were awarded at the fair market value at the time of the grant and generally have a ten-year term.

Vesting generally occurs over a period of immediately to one year for employees and immediately to one year for non-employee directors and consultants.  A summary of information related to stock options for the six-month period ended June 30, 2016 and the year ended December 31, 2015 is as follows:

	June 30, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	2,778,000	$ 0.69	2,928,000	$ 0.67
Granted	-	$ -	-	$ -
Exercised	(100,000)	$ 0.20	-	$ -
Forfeited	-	$ -	(150,000)	$ 0.21
Outstanding - end of year	2,678,000	$ 0.71	2,778,000	$ 0.69

Exercisable at end of year	2,678,000	$ 0.71	2,778,000	$ 0.69

Weighted average grant date fair value of options granted during year	N/A		N/A

Weighted average duration to expiration of outstanding options at year-end (years)	3.5		4.0

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award.  Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants.  The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.  The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

No stock-based compensation expense was recognized under FASB ASC 718 for the six-month period ended June 30, 2016 or for the year ended December 31, 2015.  Total unrecognized compensation cost related to non-vested stock option awards amounted to $-0- for both the periods as all options had fully vested and therefore were fully expensed.

Warrants

In December of 2013, the Company commenced certain fundraising activities through the sale of units, at a price of $100,000 per unit, with each unit consisting of 100,000 shares of common stock and one warrant to convert into 100,000 shares of common stock at warrant price of $0.01 per share exercisable immediately upon request.  A total of 2 units were sold during 2013 for total proceeds of $200,000.  The proceeds were recorded to additional paid-in capital and common stock for the issuance of the common stock, and the warrants were recorded at fair value to general and administrative expenses and additional paid-in capital.  The fair value at the grant date was determined to be $0.99 per common share on the warrants, providing $198,000 total fair value for the 2013 issuances, which was recognized immediately in accordance with the immediate vesting.  The warrants have a ten-year term and become exercisable upon request. At December 31, 2013, all outstanding warrants relating to this fundraising were exercisable.  These warrants to purchase 200,000 shares of common stock were exercised in January of 2014, providing proceeds of $2,000.

In January of 2014, the Company commenced certain fundraising activities through the sale of units, at a price of $100,000 per unit, with each unit consisting of 100,000 shares of common stock and one warrant to convert into 100,000 shares of common stock at warrant price of $0.01 per share exercisable immediately upon request.  A total of 2 units were sold during 2014 for total proceeds of $200,000.  The proceeds were recorded to additional paid-in capital and common stock for the issuance of the common stock, and the warrants were recorded at fair value to general and administrative expenses and additional paid-in capital.  The fair value at the grant date was determined to be $0.99 per common share on the warrants, providing $198,000 total fair value for the 2014 issuances, which was recognized immediately in accordance with the immediate vesting.  The warrants have a three-year term and become exercisable upon request. At December 31, 2014, all outstanding warrants relating to this fundraising were exercisable and outstanding.  Subsequent to December 31, 2014, these warrants were exercised in December of 2015 providing proceeds of $2,000.

Common stock warrants were issued in 2010 which carried exercise terms contingent upon and automatically exercisable at an initial public offering.  The warrants were also exercisable into a minimum of 10,000 shares per unit if an initial public offering was not completed prior to expiration after a term of five years.  The Company determined that as of December 31, 2014 an initial public offering prior to the 2015 expiration of these warrants was unlikely and therefore considered these warrants at the aforementioned minimum per unit in the proceeding table of warrants by expiration date.  During 2015, the Company extended these warrants for an additional five years to provide the remaining warrant holders under this arrangement with common stock warrants exercisable into 80,000 shares of common stock in a cashless exercise upon the completion of a liquidity event providing over $100,000,000.  The Company considered these issuances to be contingent upon a future event of minimal likelihood and therefore deemed the 2015 extension issuance to be of trivial value, which would be recognized upon the occurrence of the contingent event.  The company issued 80,000 shares of common stock in 2015 to these warrant holders under the minimum issuance terms of the original 2010 warrant issuances.

In 2012, warrants were issued in conjunction with an equity offering which provided certain investors with warrants providing the right to a cashless exercise into common shares upon an initial public offering or other liquidity event with proceeds in excess of $250 million.  The number of shares exercisable at such event is dependent upon the amount of the initial public offering or other liquidity event, where the base of 135,000 units is exercisable at warrant coverage rates of 60%, 40%, and 30% for offerings in the ranges of $250 million to $500 million, $500 million to $1 billion, and over $1 billion, respectively.  The warrants carry a five-year term and expire in 2017.  The Company provided for the maximum number of shares exercisable under these terms (81,000 shares of common stock) in the proceeding table of warrants by expiration date.

In October 2015 through March 2016, the Company issued common stock warrants in conjunction with the issuance of $200,000 of promissory notes in 2015 and $65,000 of promissory notes during the six-month period ended June 30, 2016, as discussed in Note 4.  For each $25,000 promissory note, the note agreements provided for the issuance of 25,000 common stock warrants, resulting in the issuance of common stock warrants exercisable into 200,000 and 40,000 shares of common stock during 2015 and the six-month period ended June 30, 2016, respectively.  The common stock warrants are exercisable at the earlier of the maturity date of the related promissory notes (two years from the date of the issuance of each promissory note) or upon the repayment of the principal and interest on the promissory notes.  The warrants are exercisable at a price of $1.00 per share of common stock.  As described below, the Company estimated the fair value of these warrants using the Black-Scholes pricing model.  As the estimated fair value of the warrants issued was determined to be de minimus to these financial statements, a discount to the related promissory notes was not recorded for 2015 or the period ended June 30, 2016.

The following table sets forth the changes in the number of warrants outstanding for the periods presented:

	Warrants - Common Shares Exercisable Into	Weighted Average Exercise Price Per Common Share

	1,391,000	$ 0.36
Warrants granted (promissory notes)	200,000	1.00
2015 Contingent warrants issued	80,000	-
2010 Warrants exercised	(80,000)	-
2014 Warrants exercised	(200,000)	0.01
Warrants expired	(35,000)	-
	1,356,000	$ 0.51
Warrants granted (promissory notes)	40,000	1.00
Warrants exercised	(75,000)	0.50
	1,321,000	$ 0.52

As discussed above and in Note 4, no expense was recognized related to the issuance of warrants during the six-month period ended June 30, 2016 or the year ended December 31, 2015.

Restricted Stock Unit Awards

In January 2014, the Company issued a contractor 1,500,000 restricted stock unit awards, subject to certain vesting terms whereby portions of the awards become earned, issued, and released from vesting restrictions upon completion of defined milestones.  As of June 30, 2016 and December 31, 2015, none of these milestones had been achieved and therefore none of the restricted stock unit awards under this arrangement have been earned or issued.  The Company will record the fair value of the restricted stock unit awards to additional paid-in capital and expense upon vesting of the restricted stock unit awards.  The restricted stock unit awards received no rights as a stockholder, including voting rights and dividend rights, until vesting occurs.

In January 2016, the Company issued a contractor 500,000 restricted stock unit awards, subject to certain vesting terms whereby portions of the awards become earned, issued, and released from vesting restrictions upon completion of defined milestones.  As of June 30, 2016, none of these milestones had been achieved and therefore none of the restricted stock unit awards under this arrangement have been earned or issued.

The Company will record the fair value of these restricted stock unit awards to additional paid-in capital and expense upon vesting of the restricted stock unit awards.  The restricted stock unit awards noted above received no rights as a stockholder, including voting rights and dividend rights, until vesting occurs.

In May 2016, the Company issued a service provider 362,250 restricted stock unit awards, subject to certain vesting terms whereby portions of the awards become earned, issued, and released from vesting restrictions upon completion of defined milestones.  As of June 30, 2016, the necessary milestone had been achieved and accordingly the restricted stock unit award under this arrangement had been earned vested and commons shares issued.

NOTE 7:  INCOME TAXES

The Company recorded a full valuation allowance against its net deferred tax assets for the six month period ended June 30, 2016 and the year ended December 31, 2015, and therefore has not recognized a benefit for income taxes. The Company’s effective tax rate differed from the statuary rate primarily as a result of the valuation allowance.  The Company had deferred tax assets of $6,171,218 as of June 30, 2016 and $6,045,746 as of December 31, 2015, respectively, related to net operating loss carryforwards, capital loss carryforwards, research and development (R&D) Credits, and other temporary differences from deferred compensation, and other deferred fees, which were fully reserved at June 30, 2016 and December 31, 2015.  The Company did not have any deferred tax liabilities at June 30, 2016 and December 31, 2015.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, or the availability of refunds of previously paid taxes. As management does not expect to realize a benefit, they have recorded valuation allowances of $6,171,218 and $6,045,746 as of June 30, 2016 and December 31, 2015, respectively, against their net deferred tax assets. Management’s assessment is based on the available evidence both positive and negative including the Company’s historical and projected future taxable income.

The Company had federal net operating loss (“NOL”) carryforwards of approximately $10,988,593 and $10,619,557 at June 30, 2016 and December 31, 2015, respectively. These NOL carryforwards expire at various dates starting December 31, 2026 for federal returns. The Company had $197,172 of R&D Credits, which have a twenty-year carryover period and will start to expire December 31, 2026. Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company’s net operating loss and tax credit carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of our net operating loss and tax credit carryforwards before utilized.  The Company is subject to U.S. federal income tax examination for calendar tax years ending 2013 through 2015. The company does not have a reserve for any uncertain tax positions, and management is unaware of any anticipated event in the next 12 months that could change this. The Company has not been subject to any penalties or interest by a taxing jurisdiction for income taxes.   The Company operates exclusively out of Ohio which does not impose a corporate income tax.

NOTE 8:  RETIREMENT PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all employees.  Company contributions to the Plan, including the matching of employee contributions, are at the discretion of the Company.  The Company currently matches an amount equal to 25% of each employee contribution up to 6% of each employee's contribution.

Company contributions to this plan amounted to $2,316 and $2,786 for the six-month period June 30, 2016 and year ended December 31, 2015, respectively.

NOTE 9:  RELATED PARTY TRANSACTIONS

Operating Lease

The Company sub-leases office space under a month-to-month operating lease with a related party under common control, Genvac Aerospace, Inc.  Monthly rent payments were $1,863 for the six-month period ended June 30, 2016 and the year ended December 31, 2015.  This agreement is cancellable with 90-day notice.  Rent expense was $16,178 for the six-month period ended June 30, 2016.

Expense Allocation

The Company shares its facility and certain office expenses with Genvac Aerospace, Inc., a related party under common control.  There is an expense allocation agreement in place, originally dated June 1, 2006, which requires the Company to reimburse Genvac Aerospace, Inc. for certain shared expenses.  For the six month period ended June 30, 2016, the Company reimbursed Genvac Aerospace, Inc. 20% of utility and occupancy costs and 50% of office operating expenses.  This agreement is valid as long as the Company occupies the facility space and is cancellable with 90 days’ notice.

The expense allocations have been determined on the basis that the Company and Genvac Aerospace, Inc. considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. Management believes that the expenses allocated to the Company are representative of the operating expenses it would have incurred had the Company been operated on a standalone basis.  The Company believes that the assumptions underlying the financial statements are reasonable; however, the resulting financial information does not necessarily reflect what the Company’s results of operations, financial position, and cash flows would have been had the Company operated independently.

Total expense recognized under this agreement was $5,703 for the six-month period ended June 30, 2016.

Notes Receivable from Affiliate

The Company is subject to a subordinated loan agreement with a related party under common control, Genvac AeroSpace, Inc. (Genvac) entered on January 1, 2015.  Under this arrangement, the Company has agreed to lend up to $500,000 with interest at prime plus 1% (4.5% at December 31, 2015).  This agreement expires after five years, when all principal and interest comes due if the agreement is not renewed.  The note is unsecured and fully and irrevocably subordinate in right of payment of all other present and future creditors of Genvac, including Genvac trade and other accounts payable and deferred compensation.  In the event of the appointment of a receiver or trustee of Genvac or in the event of its insolvency, liquidation, bankruptcy, assignment for the benefit of creditors, reorganization, or any other marshaling of the assets and liabilities of Genvac, the Company shall not be entitled to participate or share, ratably or otherwise, in the distribution of the assets of Genvac until all claims of all or other present and future creditors of Genvac, whose claims are senior, have been fully satisfied, or adequate provision has been made.  As of June 30, 2016 and December 31, 2015, $403,902 and $246,005, respectively, were due to the Company under this arrangement, inclusive of accrued interest.  Related party interest income recognized under this arrangement during the six-month period ended June 30, 2016 was $6,635.

Management Fee Income

As discussed in Note 3, the Company receives a management fee from Genvac AeroSpace, Inc., a related party under common control, for certain administrative functions performed by the Company. Management fee income of $24,000 was recognized under this arrangement for the six-month period ended June 30, 2016.

Technology Royalties

The Company has a royalty arrangement for an unrelated technology with Genvac AeroSpace, Inc., a related party under common control.  The Company receives a percentage of gross revenues under this agreement.  Technology royalty revenues of $52,294 were recognized under this arrangement for the six-month period ended June 30, 2016.

Notes Payable

The Company has various notes payable outstanding with related parties as identified in Note 4 to these financial statements.

Employee Advances

The Company provided cash advances to various employees during the six-month period ended June 30, 2016.  As of June 30, 2016, $188,417 of employee advances remained outstanding.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU)  2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016.  Early adoption is permitted.  The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued Accounting Standards Update No. 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) ("ASU 2015-05"). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company believes the adoption of ASU 2015-02 will not have a material effect on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.  Subsequent events have been evaluated through September 28, 2016, which is the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on X.

TERAPHYSICS CORPORATION.

By:	/s/ Louis Fisi
Louis Fisi, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Louis Fisi	Chief Executive Officer and Director (Principal Executive Officer)	September 27, 2016
Louis Fisi
/s/ Gerald Mearini		September 27, 2016
Gerald Mearini	President
/s/ James Dayton	Chief Technology Officer	September 27, 2016
James Dayton
/s/Gerald Cowden	Director	September 27, 2016
Gerald Cowden
/s/ Jerry Cuomo	Director	September 27, 2016
Jerry Cuomo
/s/ Thomas Honeywill	Director	September 27, 2016
Thomas Honeywill
/s/ Alan Williams	Director	September 27, 2016

Alan Williams